July 5, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes

Re:	NovaBay Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-140714)

Dear Ms. Hayes:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 25, 2007 (the “SEC Comment Letter”) regarding Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-140714) filed by NovaBay Pharmaceuticals, Inc. (the “Registration Statement”). Concurrently herewith, NovaBay Pharmaceuticals, Inc. (the “Company”) is filing with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”). The changes made in Amendment No. 4 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the responses correspond to the pages of Amendment No. 4 unless indicated otherwise. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 4.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock Based Compensation, page 39

1. Please refer to your response to prior comment 14 and your disclosure that you grant options to purchase your common stock to employees and directors at prices equal to or greater than the fair value of the stock on the dates the options are granted. It appears from your response that the enterprise value of your company was determined based discussions with investment banks in mid to late 2006 and an independent third-party valuation as of December 31, 2006. Please disclose, and explain to us, in greater detail how you determined the fair value of the common stock at each grant date. Discuss the methodology used to determine enterprise value at each grant date and how

Securities and Exchange Commission

July 5, 2007

the enterprise value was allocated to the preferred and common stock. Explain management’s basis for the discount from preferred stock.

Response: In accordance with the Staff’s comments, the Company has revised the disclosures in the Registration Statement to provide additional detail regarding the significant factors, assumptions, and methodologies used to determine the fair value of its common stock at each grant date and the allocation of enterprise value among its capital stock. Please see pages 40-42 of Amendment No. 4.

2. Disclose whether or not the valuation used to determine fair value at each grant date was contemporaneous or retrospective. If the valuation specialist was a related party, please state that fact. If the valuation at each grant date was not performed contemporaneously. Please disclose the following information relating to your issuances of equity instruments:

•	A discussion of significant factors, assumptions, and methodologies used in determining fair value

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

Response: In accordance with the Staff’s comments, the Company has revised the Registration Statement to disclose that the valuations used to determine fair value at each grant date was contemporaneous and to include a discussion of the significant factors, assumptions, and methodologies used in determining fair value, as well as a discussion of significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price and the reasons that contemporaneous valuations by a unrelated valuation specialist were not obtained for some of the grant dates. Please see pages 40-42 of Amendment No. 4.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

/S/ J.R. KANG

J.R. Kang